# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prestige Wealth Inc., CIK 0001765850
CUSIP: G7244A119
Title of class of securities: Class A Ordinary Shares, par value $0.000625 per share
Address of issuer's principal executive offices: Suite 3201, Champion Tower 3 Garden Road, Central, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 10/07/2025
Filed by CIK 0002089769
Persons authorized to receive notices and communications: Antalpha Capital (HK) Limited, 21th Floor ,100QRC, 100 Queen's Road Central,, Central, Hong Kong (K3), 00000, 852 3460 0813

## Reporting persons
- Antalpha Capital (HK) Limited (CIK 0002089769): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: affiliate funds (AF); sole voting power 119,444,446; shared voting power 0; sole dispositive power 238,888,892; shared dispositive power 0; aggregate amount beneficially owned 238,888,892 (49% of the class)
  Comment: (1) Represents 119,444,446 Class B Ordinary Shares, and 119,444,446 Class B Ordinary Warrants (as defined below), which were purchased by Antalpha Capital (HK) Limited, a corporation formed in Hong Kong, for an aggregate purchase price of $43,000,000.56. Antalpha Capital (HK) Limited is wholly owned by Antalpha Platform Holding Company. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. The exercise of Class B Ordinary Warrant (as defined below) is subject to receipt of requisite shareholder approval to increase the authorized shares of the Issuer to ensure that the number of authorized shares of Class B Ordinary Shares is sufficient to cover the issuance of Class B Ordinary Shares pursuant to any exercise of the Class B Ordinary Warrants (the "Required Shareholder Approval").
  
  The dispositive power and percentage of Reporting Person's beneficial ownership in class are based on the assumptions that (a) all Class B Ordinary Warrants (as defined below) held by the Reporting Persons are exercised upon receipt of the Required Shareholder Approval, (b) the 22,222,224 pre-funded warrants of the Issuer outstanding as of the date hereof are fully exercised, and (c) all Class B Ordinary Shares, including those from the aforementioned exercise of warrants, are converted into Class A Ordinary Shares on a one-to-one ratio. Total outstanding shares on such fully diluted basis will be 487,654,990, according to information provided by the Issuer (as defined below).
  
  Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty votes per share on all matters submitted to them for vote.
- Antalpha Platform Holding Company: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 119,444,446; shared voting power 0; sole dispositive power 238,888,892; shared dispositive power 0; aggregate amount beneficially owned 238,888,892 (49% of the class)
  Comment: (1) Represents 119,444,446 Class B Ordinary Shares, and 119,444,446 Class B Ordinary Warrants (as defined below), which were purchased by Antalpha Capital (HK) Limited, a corporation formed in Hong Kong, for an aggregate purchase price of $43,000,000.56. Antalpha Capital (HK) Limited is wholly owned by Antalpha Platform Holding Company. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. The exercise of Class B Ordinary Warrant (as defined below) is subject to receipt of requisite shareholder approval to increase the authorized shares of the Issuer to ensure that the number of authorized shares of Class B Ordinary Shares is sufficient to cover the issuance of Class B Ordinary Shares pursuant to any exercise of the Class B Ordinary Warrants (the "Required Shareholder Approval").
  
  The dispositive power and percentage of Reporting Person's beneficial ownership in class are based on the assumptions that (a) all Class B Ordinary Warrants (as defined below) held by the Reporting Persons are exercised upon receipt of the Required Shareholder Approval, (b) the 22,222,224 pre-funded warrants of the Issuer outstanding as of the date hereof are fully exercised, and (c) all Class B Ordinary Shares, including those from the aforementioned exercise of warrants, are converted into Class A Ordinary Shares on a one-to-one ratio. Total outstanding shares on such fully diluted basis will be 487,654,990, according to information provided by the Issuer (as defined below).
  
  Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty votes per share on all matters submitted to them for vote.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.000625 per share
Name of issuer: Prestige Wealth Inc.
Address of issuer's principal executive offices: Suite 3201, Champion Tower 3 Garden Road, Central, Hong Kong, Hong Kong (K3), 00000
Comment: This statement of beneficial ownership on Schedule 13D (this "Statement") relates to the Class A Ordinary Shares of Prestige Wealth Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 3201, Champion Tower 3 Garden Road, Central, Hong Kong. The Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol "AURE."

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Antalpha Capital (HK) Limited and Antalpha Platform Holding Company (together, the "Reporting Persons").
Residence or business address: The business address of the Reporting Persons is 21th Floor, 100QRC, 100 Queen's Road Central, Central, Hong Kong
Present principal occupation or employment: N/A.
Criminal convictions in the last five years: During the last five years, each of the Reporting Persons has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, each of the Reporting Persons has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Antalpha Capital (HK) Limited is a corporation formed under the laws of Hong Kong.

Antalpha Platform Holding Company is a Cayman Islands exempt company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 7, 2025, the Issuer entered into subscription agreements (the "Class B PIPE Subscription Agreements") with certain investors (the "Class B PIPE Subscribers") to issue approximately $49 million worth of units, (the "Class B PIPE Financing"). Antalpha Capital (HK) Limited participated in the Class B PIPE Financing and purchased 119,444,446 Class B Ordinary Shares and 119,444,446 warrants to purchase Class B Ordinary Shares (the "Class B Ordinary Warrants") for an aggregate purchase price of $43,000,000.56.

The source of the funds used by the Reporting Persons for the purchase of the securities of the Issuer listed in Item 5(a)(i) was a capital contribution from Antalpha Platform Holding Company, the parent of Antalpha Capital (HK) Limited. On October 6, 2025, the board of directors of Antalpha Capital (HK) Limited entered into a unanimous written resolution authorizing the entry into the Class B PIPE Financing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information regarding the Class B PIPE Financing set forth in Item 3 above is incorporated into this Item 4 by reference.

Based on the outstanding share capital of the Issuer and assuming full exercise of the 22,222,224 pre-funded warrants outstanding as of the date hereof, Antalpha Capital (HK) Limited beneficially owns approximately 49.0% of the outstanding Class A Ordinary Shares and has approximately 73.1% of the voting power of the Issuer. The Reporting Persons acquired these interests with the intent to exercise control of the Issuer. The Reporting Persons intend to continue actively participating in the Issuer's management and strategic direction.

In connection with the Class B PIPE Financing, the Board of Directors of the Issuer (the "Board") approved the issuance of the Class B Ordinary Shares and Class B Ordinary Warrants to be purchased in the Class B PIPE Financing.

Concurrently with and upon the closing of the Class B PIPE Financing, Kazuho Komoda, the chief executive officer and chairman of the Board, resigned from the Board and from his position of chief executive officer, the size of the Board was increased from five to six directors, and Antalpha Capital (HK) Limited named two persons to the board. In addition, Zimuyin Jiang transitioned from the chief financial officer to chief accounting officer, and Wei Gao transitioned from chief technical officer to head of private wealth management business.

The Issuer plans to rebrand as Aurelion, subject to approvals, and dedicate the majority of the proceeds from the Class B PIPE Financing to acquiring and holding Tether Gold ("XAUt") as its primary treasury reserve asset. The new business line will focus on building a significant XAUt treasury. The Issuer's existing business operations will continue.

Except as described in this Statement, each of the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, each of the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Class A Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of ordinary shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, each of the Reporting Person has not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Class A Ordinary Shares during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Ordinary Shares beneficially owned by the Reporting Persons as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement, by and among Antalpha Capital (HK) Limited and Antalpha Platform Holding Company, dated October 14, 2025
2 Form of Class B PIPE Subscription Agreement, dated as of October 7, 2025 (incorporated by reference to Exhibit 10.2 from Issuer's report on Form 6-K filed with the SEC on October 10, 2025)
3 Form of Series B-1 Warrant (incorporated by reference to Exhibit 4.3 from Issuer's report on Form 6-K filed with the SEC on October 10, 2025)
4 Form of Series B-2 Warrant (incorporated by reference to Exhibit 4.4 from Issuer's report on Form 6-K filed with the SEC on October 10, 2025)

## Signatures
- Antalpha Capital (HK) Limited: /s/ Xin Jin, Xin Jin, Director (10/14/2025)
- Antalpha Platform Holding Company: /s/ Xin Jin, Xin Jin, Director (10/14/2025)